

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 18, 2012

VIA U.S. MAIL

Mark D. Perlow, Esq.
K&L Gates LLP
Four Embarcadero Center
Suite 1200
San Francisco, CA 94111

Re: Matthews International Capital Management, LLC, et al., File No. 812-13817

Dear Mr. Perlow:

By Form APP-WD filed with the Securities and Exchange Commission on April 18, 2012, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Janet M. Grossnickle
Assistant Director
Office of Investment Company Regulation

cc: Kurt J. Decko, Esq.
K&L Gates LLP

Timothy B. Parker, Esq.
Matthews International Capital Management, LLC
Four Embarcadero Center
Suite 550
San Francisco, CA 94111